Exhibit 99.1

Audio Transcript

Hey everyone, it’s Don. I wanted to follow up and share some information since the announced signing of the definitive agreement with Mitel last Thursday.

First, thanks for all the questions you have submitted to the AskDon email. A lot of great questions were asked and I addressed most of them during the webinars but I wanted to make sure we were still capturing them in a document for your reference.

Previously, you received an email with responses to many of the questions. For some questions, we are still gathering data so additional responses will continue to be shared over time.

You will notice in the document that many questions have specific answers and for others, where we do not know the answer yet, we are stating just that.  The question is a good question but we just do not know the answer yet.  But I’m glad that you are asking the question as we know that we will need to answer it as part of integration planning.

Integration planning will kick off on August 10th and 11th so about one week away. Bharath Oruganti on my team is leading the overall integration planning for ShoreTel and he’ll be working closely with his counterpart at Mitel. Since we are still independent companies, we are only doing planning work, with functional representatives from both sides, working to determine how to best bring the companies together. So, keep asking your questions and we’ll continue to share more information as it becomes available.

Lastly, I wanted to share some thoughts on the strength of the combined companies:

We have complimentary market segments where ShoreTel has strength with small and medium businesses and Mitel has greater strength with medium & enterprise businesses.

We have complimentary geographic footprint where ShoreTel has 92% of total revenue from the Americas and Mitel has 50% of total revenue in EMEA and 47% in the Americas.

After the transaction closes, the combined companies will be #2 in Worldwide UCaaS market share per Synergy. This creates size and scale to allow for continued investments in hosted growth. Over the past couple of days, we have worked with Mitel to create a strong letter to our partners and potential customers about the ongoing support of the ShoreTel solutions. The letters have been released and it clearly states that Mitel is committed to continuing to invest and support the ShoreTel Cloud UC Solution. It is Mitel’s strategy to retain these customers by continuing to deliver a high level of service and to invest to expand the collaboration capabilities of these cloud offerings. The letter also states that the ShoreTel platform for the small and medium business segment is a strong offering and they welcome the opportunity to expand the Mitel product portfolio with this solution.

These are clear, strong messages outlined in the letters which come from Mitel’s CEO, Rich McBee. And these letters are now in the hands of our partners and sales organization to help mitigate any revenue slow down.

For now, we need to keep running our business and execute our day-to-day activities. But keep asking your questions and we’ll continue to share more information as it becomes available. Thanks.

Additional Information and Where to Find It

The tender offer (the “Offer”) for the outstanding shares of ShoreTel, Inc. (“ShoreTel”) common stock has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Mitel US Holdings, Inc. (“Mitel”) and a subsidiary of Mitel (“Merger Sub”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Mitel and Merger Sub will file tender offer materials on Schedule TO, and thereafter ShoreTel will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF SHORETEL COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF SHORETEL COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of ShoreTel's common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by directing a written request to ShoreTel, Inc., 960 Stewart Drive, Sunnyvale, California 94085, Attn: Investor Relations, or by telephone at (408) 331-3300.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Mitel and ShoreTel file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or ShoreTel at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and ShoreTel’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of ShoreTel and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements regarding the expected benefits and costs of the Offer, the merger and the other transactions contemplated by the definitive agreement relating to the acquisition of ShoreTel by Mitel; the expected timing of the completion of the Offer and the merger; the ability of Mitel, Merger Sub and ShoreTel to complete the Offer and the merger considering the various conditions to the Offer and the merger, some of which are outside the parties’ control, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the Offer and the Merger may not be timely completed, if at all; that, prior to the completion of the transaction, ShoreTel’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described in ShoreTel’s SEC reports, including but not limited to the risks described in ShoreTel’s Annual Report on Form 10-K for its fiscal year ended June 30, 2016. ShoreTel assumes no obligation and does not intend to update these forward-looking statements.